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07021447

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME QP Corporation

*CURRENT ADDRESS

PROCESSED

MAR 06 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04750

FISCAL YEAR 11-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 3/1/07

RECEIVED

FEB 28 A 11:

AR/S
11-30-06

Q.P. CORPORATION

BRIEF NOTE OF THE ACCOUNT

(CONSOLIDATION)

FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2006

(Translation)

January 11, 2007

BRIEF NOTE OF THE ACCOUNT (CONSOLIDATION) FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2006

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Location of head office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo
Name and title of representative:	Yutaka Suzuki President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki Director and General Manager of Administration Division Tel. +81-3-3486-3331
Board of directors' meeting for approval of the account:	January 11, 2007
Parent company and other affiliated company name/Voting rights percentage:	Nakashimato Co., Ltd. / 20.4%
Application of U S GAAP:	Non applied

1. Business results for the fiscal year ended November 30, 2006 (From December 1, 2005 to November 30, 2006):

(1) Operating results

	Year ended November 30, 2006	Year ended November 30, 2005
Net sales	¥ 456,067 million (0.2%)	¥ 455,007 million (7.4%)
Operating income	¥ 14,159 million (10.4%)	¥ 12,830 million (-18.1%)
Ordinary income	¥ 14,262 million (11.2%)	¥ 12,829 million (-17.3%)
Net income	¥ 6,071 million (11.1%)	¥ 5,465 million (-22.0%)
Net income per share-primary	¥ 39.66	¥ 35.25
Net income per share-diluted	¥ 39.66	¥ 32.64
Return on equity	4.5%	4.2%
Ordinary income to total assets	5.1%	4.9%
Ordinary income to net sales	3.1%	2.8%
(Notes)		
1. Equity income	¥ 223 million	¥ 183 million
2. Weighted average number of shares	153,087,370 shares	152,957,371 shares

3. Changes in accounting principles in the current fiscal year: None

4. The percentage (%) of Net sales, Operating income, Ordinary income and Net income is the ratio of increase or decrease compared with the previous year.

(2) Financial conditions

	Year ended November 30, 2006	Year ended November 30, 2005
Total assets	¥ 290,186 million	¥ 265,724 million
Net assets	¥ 156,217 million	¥ 132,412 million
Equity ratio	47.3%	49.8%
Net assets per share	¥ 896.69	¥ 865.32
(Note)		
Number of outstanding shares	153,162,367 shares	152,936,625 shares

(3) Cash flows

	Year ended November 30, 2006	Year ended November 30, 2005
Net cash provided by operating activities	¥ 21,443 million	¥ 15,686 million
Net cash used in investing activities	- ¥ 16,589 million	- ¥ 11,625 million
Net cash provided by (used in) financing activities	¥ 3,187 million	- ¥ 7,415 million
Cash and cash equivalents at end of the year	¥ 21,212 million	¥ 13,127 million

(4) Scope of consolidated companies and companies accounted for by the equity method

Number of consolidated subsidiaries	44
Number of non-consolidated subsidiaries accounted for by the equity method	0
Number of affiliated companies accounted for by the equity method	5

(5) Change in scope of consolidated companies and companies accounted for by the equity method

Number of newly consolidated companies	1
Number of companies excluded from consolidation	0
Number of companies newly accounted for by the equity method	0
Number of companies excluded from the application of the equity method	0

2. Estimate of operating results for the fiscal year ending November 30, 2007 (From December 1, 2006 to November 30, 2007):

	Interim period	Yearly period
Net sales	¥ 228,100 million	¥ 465,000 million
Ordinary income	¥ 6,900 million	¥ 15,200 million
Net income	¥ 2,850 million	¥ 6,500 million
(Reference) Estimate of yearly net income per share	¥ 42.44	

(Notes)
(1) Figures of amounts are described by discarding fractions less than one million yen.
(2) The above estimate information is reported based on available information and uncertain factors which may have an effect on the future operating results, and the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

Cash flow index

	Nov.2004	Nov.2005	Nov.2006
Equity ratio (%)	48.4	49.8	47.3
Equity ratio based on market price (%)	52.7	58.6	54.6
Debt service coverage (years)	2.5	2.4	2.0
Interest coverage ratio (times)	27.9	29.5	42.1

(Notes)

1. Each index is calculated based on consolidated financial figures.
2. Equity ratio = Shareholders' equity / Total assets ※1
   Equity ratio based on market price = Market value of total stock / Total assets ※2
   Debt service coverage = Interest-bearing debt / Operating cash flow ※3, ※4
   Interest coverage ratio = Operating cash flow / Interest paid ※4

   ※1. Shareholder's equity is calculated by the following formula.
   Shareholder's equity = Net assets − Stock subscription rights − Minority interests

   ※2. Market value of total stock is calculated by multiplying the final market price by the number of outstanding shares at the end of the fiscal year (excluding treasury stock).

   ※3. Interest-bearing debt includes all debts whose interest is paid in the consolidated balance sheet.

   ※4. 'Operating cash flow' and 'Interest paid' are the figure of Net cash provided by operating activities and Interest paid reported in the consolidated statements of cash flows, respectively.

3. Consumption taxes are not included in the above writing and table.

Q.P. CORPORATION

Consolidated Balance Sheets

NOVEMBER 30, 2006 AND 2005

(Millions of yen)

	2006	2005
ASSETS:		
CURRENT ASSETS:		
Cash and deposits	22,179	13,153
Notes and accounts receivable	73,689	66,066
Securities	12	27
Inventories	15,761	16,224
Deferred tax assets	2,305	1,894
Other	5,137	3,758
Allowance for doubtful accounts	(565)	(607)
Total current assets	118,519	100,517
FIXED ASSETS:		
Tangible fixed assets		
Buildings and structures	115,858	109,040
Machinery, equipment and transportation equipment	116,537	113,280
Land	40,342	39,374
Construction in progress	1,330	3,392
Other	7,866	7,905
Accumulated depreciation	(161,820)	(155,186)
Total tangible fixed assets	120,116	117,807
Intangible fixed assets		
Consolidation adjustment accounts	31	63
Other	2,785	2,923
Total intangible fixed assets	2,817	2,986
Investments and other assets		
Investment in securities	24,694	22,971
Deferred tax assets	844	1,063
Other	23,190	20,240
Allowance for doubtful accounts	(289)	(303)
Total investment and other assets	48,439	43,971
Total fixed assets	171,373	164,766
DEFERRED ASSETS:		
Business commence costs	293	440
Total deferred assets	293	440
Total assets	290,186	265,724

	2006	2005
LIABILITIES:		
CURRENT LIABILITIES:		
Notes and accounts payable	43,741	37,133
Short-term loans payable	13,487	17,662
Accounts payable-other	21,883	20,042
Accrued income taxes	3,494	1,424
Deferred tax liabilities	11	2
Reserve for sales rebates	1,237	726
Reserve for bonuses	1,662	1,707
Reserve for directors' and corporate auditors' bonuses	92	-
Other	6,563	5,611
Total current liabilities	92,174	84,310
LONG-TERM LIABILITIES:		
Bonds	10,500	10,000
Long-term loans payable	19,260	10,380
Deferred tax liabilities	6,707	5,124
Reserve for retirement benefits	2,574	2,901
Reserve for directors' and corporate auditors' retirement pay	1,218	1,161
Other	1,532	1,513
Total long-term liabilities	41,794	31,081
Total liabilities	133,969	115,391
NET ASSETS:		
OWNERS' EQUITY:		
Paid-in capital	24,104	-
Capital surplus	29,432	-
Earned surplus	83,305	-
Treasury stock	(2,268)	-
Total owners' equity	134,574	-
VALUATION AND TRANSLATION ADJUSTMENTS:		
Valuation difference on available-for-sale securities	4,676	-
Deferred gains or losses on hedges	(5)	-
Translation adjustments	(1,905)	-
Total valuation and translation adjustments	2,765	-
MINORITY INTERESTS	18,878	-
Total net assets	156,217	-
Total liabilities and net assets	290,186	-
MINORITY INTERESTS	-	17,919
SHAREHOLDERS' EQUITY:		
Capital stock	-	24,104
Capital surplus	-	29,418
Earned surplus	-	79,295
Unrealized valuation gain on other securities – net	-	4,448
Cumulative foreign currency translation adjustments	-	(2,353)
Treasury stock	-	(2,500)
Total shareholders' equity	-	132,412
Total liabilities, minority interests and shareholders' equity	-	265,724

Q.P. CORPORATION

Consolidated Statements of Income

FOR THE FISCAL YEARS ENDED NOVEMBER 30, 2006 AND 2005

(Millions of yen)

	2006	2005
NET SALES	456,067	455,007
COST OF SALES	345,241	346,520
Gross profit	110,825	108,487
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	96,665	95,656
Operating income	14,159	12,830
NON-OPERATING INCOME:		
Interest income and dividend receivable	532	465
Equity income	223	183
Other	537	627
NON-OPERATING EXPENSES:		
Interest expense	538	544
Other	652	733
Ordinary income	14,262	12,829
EXTRAORDINARY GAINS:		
Gain on sales of fixed assets	141	24
Gain on sales of investment in securities	65	245
Other	128	91
EXTRAORDINARY LOSSES:		
Loss on sales and disposal of fixed assets	966	554
Write-down of investment in securities	53	6
Other	283	606
Net income before income taxes and minority interests	13,294	12,024
Income taxes	4,846	3,388
Income taxes deferred	1,270	1,910
Minority interests	1,105	1,260
Net income	6,071	5,465

Q.P. CORPORATION

Consolidated Statement of Shareholders' Equity

(Millions of yen)

	Year ended November 30, 2005
CAPITALSURPLUS:	
CAPITAL SURPLUS AT BEGINNING OF THE YEAR	29,418
CAPITAL SURPLUS AT END OF THE YEAR	29,418
EARNED SURPLUS:	
EARNED SURPLUS AT BEGINNING OF THE YEAR	75,985
INCREASE OF EARNED SURPLUS:	
Net income	5,465
Increase of earned surplus	5,465
DECREASE OF EARNED SURPLUS:	
Cash dividends	2,066
Directors' and corporate auditors' bonuses	88
Decrease of earned surplus	2,155
EARNED SURPLUS AT END OF THE YEAR	79,295

Q.P. CORPORATION

Consolidated Statement of Changes in Net Assets

(Millions of yen)

Current fiscal year (From December 1, 2005 to November 30, 2006)

	Owners' equity					Valuation and translation adjustments					
	Paid-in capital	Capital surplus	Earned surplus	Treasury stock	Total owners' equity	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance at November 30, 2005	24,104	29,418	79,295	(2,500)	130,318	4,448	—	(2,353)	2,094	17,919	150,332
Changes of items during the fiscal year											
Dividends from surplus			(1,990)		(1,990)						(1,990)
Net income			6,071		6,071						6,071
Repurchase of treasury stock				(8)	(8)						(8)
Disposal of treasury stock		14		240	254						254
Directors' and corporate auditors' bonuses			(70)		(70)						(70)
Net changes of items other than owners' equity						227	(5)	448	670	958	1,629
Total changes of items during the fiscal year	—	14	4,009	231	4,255	227	(5)	448	670	958	5,884
Balance at November 30, 2006	24,104	29,432	83,305	(2,268)	134,574	4,676	(5)	(1,905)	2,765	18,878	156,217

Q.P. CORPORATION

Consolidated Statements of Cash Flows

FOR THE FISCAL YEARS ENDED NOVEMBER 30, 2006 AND 2005

(Millions of yen)

	2006	2005
I. CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income before income taxes and minority interests	13,294	12,024
Adjustment to reconcile net income before income taxes and minority interests to net cash provided by (used in) operating activities:		
Depreciation and amortization	12,162	12,279
Loss on impairment of fixed assets	164	-
Amortization of consolidation adjustment accounts	31	28
Amortization of bond issue cost	8	62
Equity income	(223)	(183)
Write-down of investment in securities	53	6
Write-down of golf course memberships	33	71
Decrease in reserve for retirement benefits	(3,710)	(3,661)
Increase(Decrease) in reserve for directors' and corporate auditors' retirement pay	56	(447)
Increase (Decrease) in reserve for sales rebates	511	(242)
Increase in reserve for directors' and corporate auditors' bonuses	92	-
Increase (Decrease) in reserve for bonuses	(45)	70
Increase (Decrease) in allowance for doubtful accounts	(57)	50
Interest income and dividend receivable	(532)	(465)
Interest expense	538	544
Gain on sales of investment in securities	(65)	(231)
Loss on sales and disposal of fixed assets	825	529
Increase in notes and accounts receivable	(7,538)	(374)
Decrease in inventories	520	43
Increase (decrease) in notes and accounts payable	6,572	(353)
Increase (decrease) in accounts payable – other	2,036	(777)
Increase (decrease) in accrued consumption taxes	(209)	168
Directors' and corporate auditors' bonuses paid	(70)	(88)
Directors' and corporate auditors' bonuses payment charged to minority shareholders	(31)	(29)
Other	98	1,654
Sub-total	24,513	20,679
Interest income and dividends received	500	540
Interest paid	(509)	(532)
Income taxes paid	(3,061)	(5,001)
Net cash provided by operating activities	21,443	15,686
II. CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of securities	(11)	(27)
Sales of securities	26	27
Purchases of tangible fixed assets	(13,982)	(10,707)
Purchases of intangible fixed assets	(917)	(857)
Purchases of investment in securities	(1,445)	(497)
Sales of investment in securities	263	2,646
Loans receivable made	(919)	(5,813)
Collection of loans receivable	568	4,554
Disbursements for deposit to bank	(1,018)	(220)
Withdrawal of time deposits	19	369
Other	827	(1,100)
Net cash used in investing activities	(16,589)	(11,625)

	2006	2005
Ⅲ. CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowing on short-term loans	96,290	79,247
Repayment of short-term loans	(100,515)	(72,733)
Borrowing on long-term loans	12,050	800
Repayment of long-term loans	(3,246)	(3,604)
Issue of bonds	491	9,937
Redemption of bonds	-	(200)
Redemption of convertible bonds	-	(18,629)
Paid in from minority shareholders for increase of common stock of consolidated subsidiary	17	183
Cash dividends paid	(1,990)	(2,066)
Cash dividends paid to minority shareholders	(156)	(157)
Repurchase of treasury stock	(8)	(192)
Sales of treasury stock	254	-
Net cash provided by (used in) financing activities	3, 187	(7,415)
Ⅳ. EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	43	30
Ⅴ. INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,085	(3,324)
Ⅵ. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	13,127	16,451
Ⅶ. CASH AND CASH EQUIVALENTS AT END OF THE YEAR	21,212	13,127

1. BASIS OF PREPARATIONS FOR CONSOLIDATED FINANCIAL STATEMENTS

Figures of amounts are described by discarding fractions less than one million yen.

(1) CONSOLIDATED SUBSIDIARIES

The Company newly established Fujiyoshida Kewpie, Co., Ltd. as a consolidated subsidiary. Thereby, consolidated subsidiaries comprise forty-four companies in the current fiscal year.

The significant consolidated subsidiaries are K.R.S. Corporation, Q.P. Egg Corporation, Deria Foods Co., Ltd., Kanae Foods Co., Ltd. and Zenno Q.P. Egg Station Co., Ltd..

Non-consolidated subsidiaries are comprised twenty-one companies.

The principal non-consolidated subsidiaries are Kyuso L-Plan Corporation and Osaka San-ei Logistics Corporation. These companies are excluded from the consolidation, because their total amounts of assets, sales, net income (equal to the equity share), and earned surplus (equal to the equity share) do not have a significant effect on the total consolidated amounts of assets, sales, net income, and earned surplus.

(2) APPLICATION OF THE EQUITY METHOD

The equity method is applied to the investments in five affiliated companies. The significant companies are Aohata Corporation and Summit Oil Mill Co., Ltd.. The investments in twenty-one non-consolidated subsidiaries including Kyuso L-Plan Corporation and in seven affiliated companies including Thai Q.P. Co., Ltd. not to be accounted for by the equity method, are stated at cost, because the amounts calculated by the application of the equity method do not have a significant effect on the total consolidated net income and earned surplus.

(3) CLOSING DATE OF CONSOLIDATED SUBSIDIARIES

The closing date of the Company and K.R.S. Corporation is November 30, Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd. is December 31, and the others is September 30. The subsidiaries with the closing date of December 31 are consolidated based on their temporary financial statements at November 30. The subsidiaries with the closing date of September 30 are consolidated based on the financial statements at their balance sheet date and significant transactions for the period from October 1 to November 30 are reflected in the consolidated financial statements.

(4) SIGNIFICANT ACCOUNTING POLICIES

a. Valuation basis and valuation methods for significant assets

Securities

1. Held-to-maturity bonds are stated at amortized cost. Discounts and premiums are amortized by the straight-line method.
2. Stocks of subsidiaries and affiliated companies excluded from application of the equity method are stated at moving average cost.
3. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences comprise net assets as valuation difference on available-for-sale securities. When sold, cost of sales is determined by the moving average method.
   Other securities with no fair value are stated at moving average cost.

Derivative financial instruments

Derivative financial instruments are stated at fair value.
Hedge accounting is adopted for derivative financial instruments which conform to requirements of hedge accounting.

Inventories

Products, purchased goods, raw materials, supplies, and work in progress are principally stated at monthly moving average cost.
Some joint products are stated at retail periodic average cost.

b. Depreciation

Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method except for the following assets.
Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method.
The same basis with the Corporation Tax Law is adopted for useful life and scrap value.

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.
The same basis with the Corporation Tax Law is adopted for useful life.
Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use.

Long-term prepaid expenses

Long-term prepaid expenses are amortized by the straight-line method.

c. Accounting standards for significant reserves

Allowance for doubtful accounts

Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits in consideration of the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

Reserve for sales rebates

Reserve for sales rebates is based on the proportion to sales on an accrual basis.

Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

Reserve for directors' and corporate auditors' bonuses

Reserve for directors' and corporate auditors' bonuses is provided for at the necessary amounts based on the estimated amounts payable at the end of current fiscal year.

(Change in accounting standard)

The Company and consolidated subsidiaries adopted the Accounting Standard for Directors' Bonus (Accounting Standard Board of Japan Statement No.4 issued by Accounting Standard Board of Japan on November 29, 2005) from the current fiscal year. The standard is to be applied for the fiscal year ending on or after May 1, 2006, on which the Corporate Law takes effective.

As a result, selling, general and administrative expense increased by ¥ 92 million and operating income, ordinary income, and net income before income taxes and minority interests decreased by the same amount, compared to those accounted for based on the prior standard, respectively.

Reserve for retirement benefits

Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis based on the estimated retirement benefit obligations and pension fund assets at the end of the current fiscal year. Some consolidated subsidiaries adopt other method than the above.

Prior service liabilities are amortized by the straight-line method over twelve years (except for from ten to thirteen years of K.R.S Corporation) based on the average remaining employees' service years and their amortizations start in the respective accrual years.

Actuarial gains or losses are amortized by the straight-line method over twelve years (except for from ten to thirteen years of K.R.S Corporation) based on the average remaining employees' service years, and their amortizations start in the next year of the respective accrual years.

Retirement benefits systems of the Company and subsidiaries consist of a defined benefit corporate pension plan (Fund-type and Contract-type) and a retirement lump-sum grants system.

(Change in accounting standard)

The Company and consolidated subsidiaries adopted the Partial Revision of Accounting Standard for Retirement Benefits (Accounting Standard Board of Japan Statement No.3 issued by Accounting Standard Board of Japan on March 16, 2005) and the Guidance on Partial Revision of Accounting Standard for Retirement Benefits (Accounting Standard Board of Japan Guidance No.7 issued by Accounting Standard Board of Japan on March 16, 2005) from the current fiscal year. The standard is to be applied for the fiscal year beginning on or after April 1, 2005.

As a result, operating income, ordinary income, and net income before income taxes and minority interests increased by ¥ 470 million, compared to those accounted for based on the prior standard, respectively.

Reserve for directors' and corporate auditors' retirement pay

The Company and consolidated subsidiaries provide a reserve for directors' and corporate auditors' retirement pay at 100% of estimated amounts payable at the end of the current fiscal year according to each company's bylaw.

d. Significant deferred assets

Bond issue costs are amortized fully when incurred.

Business commence costs are deferred and amortized by the straight-line method. The amortization period of business commence costs is five years.

e. Accounting for significant lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as that applied to ordinary operating leases.

f. Hedge accounting

1. Deferral hedge is adopted in hedge accounting.

   Designation transactions are applied to debts and credits in foreign currency which conform to the requirements of hedge accounting. The exceptional accounting method is adopted to the interest swap agreements which conform to the special regulated terms.

2. Hedge instruments are forward exchange contracts, crude oil price swap agreements, crude oil price collar option contracts and interest swap contracts.

3. Hedge items are purchase transactions in foreign currencies, planned purchase transactions of light and heavy oil, and interest of loans.

4. The Company and consolidated subsidiaries enters into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate, crude oil price swap agreements and crude oil price collar option contracts to hedge risks from fluctuation in light and heavy oil price, and interest swap

agreements to hedge risks from moving on fluctuation in interest rate.

In addition, the Company and consolidated subsidiaries never makes use of them for the purpose of speculative transactions.

5. Assessment of the effectiveness of hedge accounting

Control procedures of hedge transactions are executed according to each company's bylaw. The effectiveness of the hedge except for the following contracts is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

Interest swap agreements are omitted to measure their effectiveness due to conforming to the special regulated terms.

g. Accounting for consumption taxes

Consumption taxes are recorded in separate accounts.

(5) VALUATION OF ASSETS AND LIABILITIES OF CONSOLIDATED SUBSIDIARIES

The Company adopts the full fair value method, which all assets and liabilities including those of minority interests are valued at fair value when the Company acquired the control as subsidiaries.

(6) CONSOLIDATION ADJUSTMENT ACCOUNTS

Consolidation adjustment accounts are amortized by the straight-line method over five years and small amounts are charged to expense.

(7) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in hand, bank deposits which can be withdrawn freely and easily converted into money, and short-term investments which have an original maturity of three months or less and are not exposed to significant valuation risks.

CHANGES IN ACCOUNTING POLICIES

(Accounting Standard for Impairment of Fixed Assets)

The Company adopts the Accounting Standard for Impairment of Fixed Assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets "issued by the Business Accounting Council on August 9, 2002) and the Guidance on Accounting for Impairment of Fixed Assets (Accounting Standard Board of Japan Guidance No.6 issued by Accounting Standard Board of Japan on October 31, 2003) from current fiscal year. The standard is to be applied for the fiscal year beginning on or after April 1, 2005.

As a result, net income before income taxes and minority interests decreased by ¥ 164 million.

Accumulated loss on impairment is directly deducted from the related assets.

(Accounting Standard for Presentation of Net Assets in the Balance Sheet)

The Company adopts the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Statement No.5 issued by Accounting Standard Board of Japan on December 9, 2005) and the Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Guidance No.8 issued by Accounting Standard Board of Japan on December 9, 2005) from current fiscal year.

The equivalent amount of the total shareholders' equity regulated formerly is ¥ 137,344 million.

2. NOTES TO CONSOLIDATED BALANCE SHEETS

	Millions of yen	
	November 30, 2006	November 30, 2005
(1) Contingent liabilities (guarantees)	513	723
(2) Treasury stock	-	2,527,890 shares
(Including treasury stock for stock option granted)	-	(1,110,000 shares)
(3) Pledged assets and secured debts		
Pledged assets		
Tangible fixed assets	10,326	10,633
Total	10,326	10,633
Secured debts		
Short-term loans payable	3,635	2,238
Long-term loans payable	3,058	3,355
Total	6,694	5,594
(4) Investment in securities and sundry investments of non-consolidated subsidiaries and affiliated companies		
Investment in securities	4,075	3,396
Sundry investments	295	85

3. NOTES TO CONSOLIDATED STATEMENTS OF INCOME

1. Research and development costs

	Millions of yen	
	November 30, 2006	November 30, 2005
Research and development costs	3,196	2,942

Research and development costs are all included in general and administrative expenses.

2. Loss on impairment of fixed assets

The Company and subsidiaries recognized loss on impairment for the following group of assets in the current fiscal year.

Location	Use	Item	Loss on impairment (Millions of yen)
Tochigi,etc	Idol properties (2 properties)	Land	112
Nagano	Idol properties (2 properties)	Land	29
Okayama,etc.	factories (2 properties)	Land	17
		Buildings and structures	4

The Company and subsidiaries classified in principle the fixed assets into groups by the type of respective operation and business place based on the management accounting units on which revenue and expenditure continuously are taken in.
In the current fiscal year, the book value of the idol properties was written down to the recoverable amount by ¥ 164 million, accounted for as an extraordinary loss, due to decline of their land prices. Recoverable amount is measured by net sales amounts based on the estimated sales amounts.

4.NOTES TO CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

1. Total numbers and periodic changes of outstanding shares and treasury stock by class

	Outstanding shares by class	Treasury stock by class
	Common stock	Common stock
Number of shares at the end of previous fiscal year	155,464,515 shares	2,527,890 shares
Increase in number of shares	—	8,258 shares
Decrease in number of shares	—	234,000 shares
Number of shares at the end of current fiscal year	155,464,515 shares	2,302,148 shares

(Notes)
1. Increase in number of common stock of treasury stock is due to acquisition of the odd stock.
2. Decrease in number of common stock of treasury stock is due to exercise of the former stock subscription rights in accordance with the Article 210-2 of the pre commercial code revision.

2. Dividend

(1) Dividends from surplus

The resolution matter of the 93rd shareholders' meeting held at February 22, 2006

(1) Total amounts of dividend: ¥ 994,409,377
(2) Dividend per share ¥ 6.50
(3) Record date November 30, 2005
(4) Effective date February 23, 2006

(2) The resolution matter of the board of directors' meeting held at July 10, 2006

(1) Total amounts of dividend: ¥ 995,796,138
(2) Dividend per share ¥ 6.50
(3) Record date May 31, 2006
(4) Effective date August 8, 2006

(3)Dividends whose effective date is after the end of current fiscal year and record date is included in current fiscal year

The proposal matter of the 94th shareholders' meeting held at February 23, 2007

(1) Total amounts of dividend: ¥1,149,088,500
(2) Dividend resource Earned surplus
(3) Dividend per share ¥ 7.50
(4) Record date November 30, 2006
(5) Effective date February 26, 2007

5. NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash and cash equivalents comprise as follows:

	Millions of yen	
	November 30, 2006	November 30, 2005
Cash and deposits	22,179	13,153
(Deduction)		
Time deposits with maturity over three months	(966)	(26)
Cash and cash equivalents	21,212	13,127

5. LEASE TRANSACTIONS

(1) Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees.

Year ended November 30, 2006

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery, equipment and transportation equipment	16,782	8,192	8,590
Tangible fixed assets – Other	7,363	3,236	4,126
Computer software	168	78	90
Total	24,314	11,507	12,807

b. Future lease payments

Due within one year	¥ 4,158	million
Due over one year	¥ 8,660	million
Total	¥ 12,818	million

c. Lease payments, depreciation and estimated interest expense

Lease payment	¥ 4,618	million
Depreciation expense	¥ 4,199	million
Estimated interest expense	¥ 300	million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by a lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

(Note)

The item concerning loss on impairment of fixed assets is omitted because none of the loss is allocated to lease assets.

Year ended November 30, 2005

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery, equipment and transportation equipment	14,731	6,805	7,926
Tangible fixed assets – Other	7,661	3,390	4,271
Computer software	107	60	46
Total	22,501	10,256	12,245

b. Future lease payments

Due within one year	¥ 4,147	million
Due over one year	¥ 8,514	million
Total	¥ 12,662	million

c. Lease payments, depreciation and estimated interest expense

Lease payment	¥ 4,785	million
Depreciation expense	¥ 4,449	million
Estimated interest expense	¥ 305	million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by a lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

(2) Operating lease transactions

Year ended November 30, 2006

Future lease payments

Due within one year	¥ 68	million
Due over one year	¥ 111	million
Total	¥ 179	million

Year ended November 30, 2005

Future lease payments

Due within one year	¥ 88	million
Due over one year	¥ 196	million
Total	¥ 285	million

6. SECURITIES

Current fiscal year (as of November 30, 2006)

Securities

1.Held-to-maturity bonds with fair value

(Millions of yen)

	Description	Book value	Fair value	Unrealized gain (loss)
Bonds whose fair value exceeds their book value	(1)Government and local bonds	-	-	-
	(2)Debentures	-	-	-
	(3)Other	-	-	-
	Sub-total	-	-	-
Bonds whose book value exceeds their fair value	(1)Government and local bonds	-	-	-
	(2)Debentures	-	-	-
	(3)Other	1,000	771	(228)
	Sub-total	1,000	771	(228)
Total		1,000	771	(228)

2.Other securities with fair value

(Millions of yen)

	Description	Acquisition cost	Book value	Unrealized gain (loss)
Securities whose book value exceeds their acquisition cost	(1)Stocks	8,064	16,235	8,170
	(2)Bonds			
	(a)Other	-	-	-
	(3)Other	2	3	1
	Sub-total	8,066	16,238	8,172
Securities whose acquisition cost exceeds their book value	(1)Stocks	612	544	(68)
	(2)Bonds			
	(a)Other	-	-	-
	(3)Other	22	21	(0)
	Sub-total	634	565	(69)
Total		8,701	16,804	8,103

(Note) The Company wrote down by ¥53 million against securities with a remarkable decline in the value of investment.

3.Sales of other securities in the current fiscal year

(Millions of yen)

Aggregate sales amount	Gain	Loss
232	65	(0)

4.Principal securities with no fair value

(Millions of yen)

	Book value	Remarks
(1)Held-to-maturity bonds		
Domestic bonds of private placement	12	
(2)Other securities		
Unlisted stocks	2,814	

5.Redemption schedule of securities with maturity and held-to-maturity bonds of other securities

(Millions of yen)

	Within one year	Over one year within five years	Over five years within ten years	Over ten years
1.Bonds				
(1)Other	12	-	-	1,000
Total	12	-	-	1,000

Previous fiscal year (as of November 30, 2005)

Securities

1.Held-to-maturity bonds with fair value

(Millions of yen)

	Description	Book value	Fair value	Unrealized gain (loss)
Bonds whose fair value exceeds their book value	(1)Government and local bonds	-	-	-
	(2)Debentures	-	-	-
	(3)Other	-	-	-
	Sub-total	-	-	-
Bonds whose book value exceeds their fair value	(1)Government and local bonds	-	-	-
	(2)Debentures	-	-	-
	(3)Other	1,000	810	(189)
	Sub-total	1,000	810	(189)
Total		1,000	810	(189)

2.Other securities with fair value

(Millions of yen)

	Description	Acquisition cost	Book value	Unrealized gain (loss)
Securities whose book value exceeds their acquisition cost	(1)Stocks	8,041	15,603	7,562
	(2)Bonds			
	(a)Other	-	-	-
	(3)Other	23	32	8
	Sub-total	8,065	15,635	7,570
Securities whose acquisition cost exceeds their book value	(1)Stocks	131	108	(23)
	(2)Bonds			
	(a)Other	-	-	-
	(3)Other	-	-	-
	Sub-total	131	108	(23)
Total		8,196	15,744	7,547

(Note) The Company wrote down by ¥6 million against securities with a remarkable decline in the value of investment.

3. Sales of other securities in the current fiscal year

(Millions of yen)

Aggregate sales amount	Gain	Loss
1,213	245	(14)

4. Principal securities with no fair value

(Millions of yen)

	Book value	Remarks
(1)Held-to-maturity bonds		
Domestic bonds of private placement	27	
(2)Other securities		
Unlisted stocks	2,830	

5. Redemption schedule of securities with maturity and held-to-maturity bonds of other securities

(Millions of yen)

	Within one year	Over one year within five years	Over five years within ten years	Over ten years
1.Bonds				
(1)Other	27	-	-	1,000
Total	27	-	-	1,000

7. DERIVATIVE FINANCIAL TRANSACTIONS

No derivative financial transactions except of transactions for which hedge accounting is applied.

8.STOCK OPTION,etc.

None

9. Retirement Benefits

1. Retirement benefit obligations

(Millions of yen)

	Current fiscal year (As of November 30, 2006)	Previous fiscal year (As of November 30, 2005)
(1) Retirement benefit obligations	(57,339)	(57,158)
(2) Pension fund assets	66,283	61,919
(3) Unfunded retirement benefit obligations	8,943	4,761
(4) Unrecognized pension fund assets	-	(5,895)
(5) Unrecognized actuarial losses	7,199	14,491
(6) Unrecognized prior service liabilities	(8,216)	(9,120)
(7) Net retirement benefit obligation recognized in the consolidated balance sheet	7,926	4,236
(8) Reserve for retirement benefits	(2,574)	(2,901)
(9) Prepaid pension cost	10,500	7,138

(Note)The Company and consolidated subsidiaries adopted the Partial Revision of Accounting Standard for Retirement Benefits (Accounting Standard Board of Japan Statement No.3 issued by Accounting Standard Board of Japan on March 16, 2005) and the Guidance on Partial Revision of Accounting Standard for Retirement Benefits (Accounting Standard Board of Japan Guidance No.7 issued by Accounting Standard Board of Japan on March 16, 2005) from the current fiscal year.

2. Retirement benefit costs

(Millions of yen)

	Current fiscal year (From December 1, 2005 to November 30, 2006)	Previous fiscal year (From December 1, 2004 to November 30, 2005)
(1) Service costs (Note)	1,860	1,863
(2) Interest costs	1,191	1,168
(3) Expected return on pension fund assets	(2,098)	(1,692)
(4) Recognition of prior service liabilities	(904)	(904)
(5) Amortization of actuarial losses	990	1,589
(6) Amortization of effects of the amendments on the application of the new accounting standards for retirement benefits	-	382
Retirement benefit costs	1,039	2,406

(Note) The costs which the companies to which employees are on loan, and employees themselves should bear, are excluded from service costs.

3. Calculation basis of retirement benefit obligations

	Current fiscal year (As of November 30, 2006)	Previous fiscal year (As of November 30, 2005)
(1) Discount rate	2.3%	2.3%
(2) Expected return rate on pension fund assets	4.0%	4.0%
(3) Recognition method of the projected retirement benefit obligations	Straight-line method	Straight-line method
(4) Recognition term of prior service liabilities	Twelve years except for K.R.S. Corporation (from ten to thirteen years)	Twelve years except for K.R.S. Corporation (from ten to thirteen years)
(5) Amortization term of actuarial gains or losses	Twelve years except for K.R.S. Corporation (from ten to thirteen years) Actuarial gains or losses are amortized by the straight-line method over a certain period within an average remaining service period of employees from the next year of the respective accrual years.	Twelve years except for K.R.S. Corporation (from ten to thirteen years) Actuarial gains or losses are amortized by the straight-line method over a certain period within an average remaining service period of employees from the next year of the respective accrual years.
(6) Amortization term of effects of the amendments on the application of the new accounting standards for retirement benefits	-	(The effects of K.R.S. Corporation and Y.M. Kyuso Corporation are amortized by the straight-line method over five years.)

10.TAX-EFFECT ACCOUNTING

(Millions of yen)

	Current fiscal year (As of November 30, 2006)	Previous fiscal year (As of November 30, 2005)
1. The principal details of deferred tax assets and liabilities are as follows:		
Deferred tax assets		
Unrealized gains	1,649	1,221
Reserve for sales rebates	503	295
Reserve for bonuses	705	707
Accrued enterprise taxes	293	142
Reserve for directors' and corporate auditors' retirement pay	496	482
Reserve for retirement benefits	504	1,184
Trust to cover retirement benefit obligations	1,442	1,442
Allowance for doubtful accounts	399	104
Write-down of golf course memberships	225	284
Other	1,333	970
Sub-total deferred tax assets	7,555	6,835
Valuation reserve	(676)	(246)
Total deferred tax assets	6,878	6,589
Deferred tax liabilities		
Prepaid pension costs	(4,440)	(3,041)
Valuation difference of fixed assets	(965)	(965)
Reserve for deduction entry of property by purchase	(1,543)	(1,555)
Valuation difference on available-for-sale securities	(3,154)	(3,148)
Other	(344)	(45)
Total deferred tax liabilities	(10,447)	(8,757)
Net deferred tax assets	(3,569)	(2,168)
Net deferred tax assets included in the consolidated balance sheets are as follows:		
Current assets-Deferred tax assets	2,305	1,894
Fixed assets-Deferred tax assets	844	1,063
Current liabilities -Deferred tax liabilities	(11)	(2)
Long-term liabilities -Deferred tax liabilities	(6,707)	(5,124)
2. The principal details of the material differences between the statutory effective tax rate and the actual burden tax rate after application of tax-effect accounting		
The statutory effective tax rate	40.7%	40.7%
(Adjustments)		
Valuation reserve	2.1%	-
Loss carry forward of consolidated subsidiaries not to have recognized tax-effect	1.0%	0.5%
Permanent exclusion from expenses	1.2%	1.6%
Tax free income	(0.4%)	(0.4%)
Capita levy on inhabitant tax	1.3%	1.5%
Other	0.1%	0.2%
Actual burden tax rate after application of tax effect accounting	46.0%	44.1%

11. SEGMENT INFORMATION

(1) Segment information of business lines

Current fiscal year (From December 1, 2005 to November 30, 2006)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
1.Sales and operating income Sales					
(1) Sales to customers	366,581	89,485	456,067	-	456,067
(2) Internal sales or transfers to/from segments	10	24,215	24,226	(24,226)	-
Total	366,592	113,701	480,293	(24,226)	456,067
Operating expenses	349,930	110,384	460,315	(18,408)	441,907
Operating income	16,661	3,316	19,977	(5,817)	14,159
2.Allocated assets, depreciation expense and capital expenditure					
Assets	196,228	63,302	259,530	30,656	290,186
Depreciation expense	9,981	2,069	12,051	111	12,162
Impairment of fixed assets	164	-	164	-	164
Capital expenditure	12,613	2,654	15,268	48	15,316

Previous fiscal year (From December 1, 2004 to November 30, 2005)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
1.Sales and operating income Sales					
(1) Sales to customers	367,774	87,233	455,007	-	455,007
(2) Internal sales or transfers to/from segments	9	24,245	24,254	(24,254)	-
Total	367,783	111,478	479,262	(24,254)	455,007
Operating expenses	353,425	107,457	460,883	(18,706)	442,176
Operating income	14,357	4,021	18,379	(5,548)	12,830
2.Allocated assets, depreciation expense and capital expenditure					
Assets	178,684	62,598	241,283	24,441	265,724
Depreciation expense	10,155	2,043	12,198	80	12,279
Capital expenditure	10,027	2,074	12,102	108	12,210

(Notes) a. Methods determining business segments

Business segments are classified based on business line.

b. Main products of each business segment

Business segment	Main Products
Foodstuffs	Mayonnaise and dressings, Fruit applications and cooked foods, Egg products, Healthcare products, Vegetables and salads
Distribution	Storage and transportation

c. Operating expenses unable to allocate to segments, mainly belong to the general control division in the head office of the Company, and consolidated subsidiaries K. System Co., Ltd. and Kewpie Ai Co., Ltd..
Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 5,886 million and ¥ 5,782 million for the fiscal years ended November 30, 2006 and 2005, respectively.

d. Assets unable to allocate to segments, are mainly spare working fund and investment capital (cash, deposits, securities and investment in securities) and belong to the general control division in the head office of the Company.
Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 39,536 million and ¥ 33,141 million for the fiscal years ended November 30, 2006 and 2005, respectively.

e. Long-term prepaid expenses are included in capital expenditure, and their depreciation in depreciation expense.

(2) Geographical business

Segment information of geographical business is not disclosed since the proportion of domestic sales and assets in the fiscal years ended November 30, 2006 and 2005 exceed 90% to the total amount of all segment sales and all segment assets, respectively.

(3) Overseas sales amounts

Segment information of overseas sales amounts is not disclosed since the overseas sales amounts in the fiscal years ended November 30, 2006 and 2005, are less than 10% of consolidated sales, respectively.

12. RELATED PARTIES' TRANSACTIONS

Current fiscal year (From December 1, 2005 to November 30, 2006)

Parent company, principal corporate shareholders, and other

(Millions of yen)

Attribution	Corporate name	Address	Capital stock	Principal business	Percentage of voting right	Relationship		Transaction		Amount	Account	End of year
						Number of interlocking directors and corporate auditors	On business					
Principal corporate shareholders and other affiliated companies	Nakashimato Co., Ltd.	Shibuya-ku, Tokyo	50	Sales of processed foodstuffs	Direct 17.2% Indirect 3.2%	4 persons	Purchase of products	Operating	Purchase of products	41,067	Accounts payable-trade	7,021

Transaction's term and policy
1. Purchase prices of products are determined in accordance with the general transaction's term in consideration of the market prices.
2. In comparison with the tables of the previous fiscal year and the current fiscal year, the remarkable decrease in the amount of non-operating transactions and its balance of end of year resulted from spinning the information system division of Nakashimato Co., Ltd. on April 1, 2005 off To Solusions Co., Ltd. , which was accounted for by the equity method.

(Note) Amounts in end of year include consumption taxes and those of transaction exclude them.

Previous fiscal year (From December 1, 2004 to November 30, 2005)

Parent company, principal corporate shareholders, and other

(Millions of yen)

Attribution	Corporate name	Address	Capital stock	Principal business	Percentage of voting right	Relationship		Transaction		Amount	Account	End of year
						Number of interlocking directors and corporate auditors	On business					
Principal corporate shareholders and other affiliated companies	Nakashimato Co., Ltd.	Shibuya-ku,Tokyo	50	Sales of processed foodstuffs	Direct 17.3% Indirect 3.2%	4 persons	Purchase of products	Operating	Purchase of products	40,551	Account payable-trade	6,820
								Non-operating	Consignment of caluculation office work	666	Accounts payable-other	4

Transaction's term and policy

Purchase prices of products and charges of consignment of caluculation office work are determined in accordance with the general transaction's term in consideration of the market prices.

(Note) Amounts in end of year include consumption taxes and those of transactions exclude them.

DESCRIPTION OF PRODUCTION, PRODUCTION BUSINESS UNDER CONTRACT RECEIVED AND SALES

1. Production results

(Millions of yen)

Business segment	Year ended November 30, 2006	
		Percentage to the previous fiscal year
Foodstuffs	215,595	99.5%
Total	215,595	99.5%

(Notes)1.Production activity is not conducted in Distribution business.
2.Consumption taxes are not included in the above table.

2. Purchasing results

(Millions of yen)

Business segment	Year ended November 30, 2006	
		Percentage to the previous fiscal year
Foodstuffs	51,778	96.7%
Distribution	7,656	113.8%
Total	59,435	98.6%

(Note) Consumption taxes are not included in the above table.

3. Production business under contract received

The Company and subsidiaries do not conduct production business under contract received.

4. Sales results

(Millions of yen)

Business segment	Line of Products	Year ended November 30, 2006	Year ended November 30, 2005
Foodstuffs	Mayonnaise and dressings	117,363	115,211
	Fruit applications and cooked foods	50,242	50,256
	Egg products	85,819	90,197
	Healthcare products	13,259	14,952
	Vegetables and salads	99,896	97,155
	Sub-total	366,581	367,774
Distribution	Storage and transportation	89,485	87,233
Total		456,067	455,007

(Notes)1. Consumption taxes are not included in the above table.
2. Sales results represent the sales to outside customers.

O.P. CORPORATION

BRIEFING OF THE ACCOUNT

(NON-CONSOLIDATION)

FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2006

(Translation)

January 11, 2007

BRIEFING OF THE ACCOUNT (NON-CONSOLIDATION)
FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2006

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Location of head office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo
Name and title of representative:	Yutaka Suzuki President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki Director and General Manager of Administration Division Tel. +81-3-3486-3331
Board of directors' meeting for approval of the account:	January 11, 2007
Ordinary general meeting of shareholders:	February 23, 2007
Date of the dividend payment:	February 26, 2007

The unit of shares for one vote is 100 shares.

1. Business results for the fiscal year ended November 30, 2006 (From December 1, 2005 to November 30, 2006):

(1) Operating results

	Year ended November 30, 2006	Year ended November 30, 2005
Net sales	¥230,598 million (-0.9%)	¥ 232,668 million (1.1%)
Operating income	¥ 5,645 million (-7.1%)	¥ 6,074 million (-16.5%)
Ordinary income	¥6,165 million (-4.5%)	¥ 6,453 million (-15.8%)
Net income	¥2,883 million (-23.5%)	¥ 3,769 million (-16.8%)
Net income per share-primary	¥ 18.83	¥ 24.44
Net income per share-diluted	¥ 18.83	¥ 22.83
Return on equity	2.4%	3.2%
Ordinary income to total assets	3.2%	3.4%
Ordinary income to net sales	2.7%	2.8%

(Notes)

1. Weighted average number of shares	153,136,803 shares	153,006,803 shares
2. Changes in accounting principles in the current fiscal year	None	

3. The percentage (%) of Net sales, Operating income, Ordinary income and Net income is the ratio of increase or decrease compared with the previous year.

(2) Financial conditions

	Year ended November 30, 2006	Year ended November 30, 2005
Total assets	¥ 200,019 million	¥ 189,865 million
Net assets	¥ 120,325 million	¥ 118,987 million
Equity ratio	60.2%	62.7%
Net assets per share	¥ 785.35	¥ 777.57

(Notes)

1. Number of outstanding shares	153,211,800 shares	152,986,058 shares
2. Number of treasury stock	2,252,715 shares	2,478,457 shares

2. Estimate of operating results for the fiscal year ending November 30, 2007 (From December 1, 2006 to November 30, 2007):

	Interim period	Yearly period
Net sales	¥ 115,800 million	¥ 235,000 million
Ordinary income	¥ 2,500 million	¥ 6,200 million
Net income	¥ 1,150 million	¥ 3,100 million
(Reference) Estimate of yearly net income per share	¥ 20.23	

3. Dividend status

Cash dividend

	Year ended November 30, 2006 (Actual)	Year ending November 30, 2007 (Estimate)	Year ended November 30, 2005 (Actual)
Dividend paid per share at the end of:			
Interim period	¥6.50	¥ 7.00	¥ 6.50
Year	¥ 7.50	¥ 7.00	¥ 6.50
Annual Dividend per share	¥ 14.00	¥ 14.00	¥ 13.00
Total amount of yearly dividends	¥ 2,144million	-	¥ 1,988million
Dividend pay-out ratio	74.3%	-	53.2%
Dividend to Shareholders 'equity	1.8%	-	1.7%

(Note)

Dividend paid per share at the fiscal year ended November 30, 2006 includes:

Commemorative dividend -

Special dividend -

(Notes)

(1) Figures of amounts are described by discarding fractions less than one million yen.

(2) The above estimate information is reported based on available information and uncertain factors which may have an effect on the future operating results, and the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

Q.P. CORPORATION

Non-Consolidated Balance Sheets

NOVEMBER 30, 2006 AND 2005

(Millions of yen)

	2006	2005
ASSETS		
CURRENT ASSETS:		
Cash and deposits	16,724	10,182
Notes	458	587
Accounts receivable	37,837	34,294
Inventories	7,959	7,832
Short-term loans receivable	20,741	25,301
Deferred tax assets	1,065	621
Other	2,580	2,796
Allowance for doubtful accounts	(1,137)	(208)
Total current assets	86,230	81,407
FIXED ASSETS:		
Tangible fixed assets		
Buildings	25,150	23,609
Machinery and equipment	15,888	16,325
Land	17,189	16,171
Construction in progress	1,048	1,369
Other	2,613	2,520
Total tangible fixed assets	61,888	59,996
Intangible fixed assets	1,405	1,511
Investments and other assets		
Investment in securities	17,520	16,501
Stocks of subsidiaries and affiliated companies	19,259	19,249
Prepaid pension costs	8,840	6,625
Other	5,025	5,178
Allowance for doubtful accounts	(150)	(603)
Total investment and other assets	50,495	46,951
Total fixed assets	113,789	108,458
Total assets	200,019	189,865

	2006	2005
LIABILITIES:		
CURRENT LIABILITIES:		
Accounts payable	22,108	21,114
Short-term loans payable	5,818	10,358
Accounts payable-other	7,961	8,388
Accrued income taxes	1,387	447
Reserve for sales rebates	1,237	726
Reserve for bonuses	310	258
Reserve for directors' and corporate auditors' bonuses	30	-
Other	3,857	3,613
Total current liabilities	42,712	44,906
LONG-TERM LIABILITIES:		
Bonds	10,000	10,000
Long-term loans payable	14,048	4,312
Reserve for directors' and corporate auditors' retirement pay	545	455
Deferred tax liabilities	6,162	4,852
Other	6,226	6,352
Total long-term liabilities	36,982	25,971
Total liabilities	79,694	70,878
NET ASSETS:		
OWNERS' EQUITY		
Paid-in capital	24,104	-
Capital surplus		
Capital legal reserve	29,418	-
Other capital surplus	14	-
Total capital surplus	29,432	-
Earned surplus		
Earned legal reserve	3,115	-
Other earned surplus	61,704	-
Special depreciation reserve	33	-
Reserve for deduction entry of property replaced by purchase	2,108	-
General reserve	56,500	-
Earned surplus brought forward	3,063	-
Total earned surplus	64,820	
Treasury Stock	(2,255)	-
Total owners' equity	116,101	-
VALUATION AND TRANSLATION ADJUSTMENTS		
Valuation difference on available-for-sale securities	4,223	-
Total valuation and translation adjustments	4,223	-
Total net assets	120,325	-
Total liabilities and net assets	200,019	-

	2006	2005
SHAREHOLDERS' EQUITY:		
Capital stock	-	24,104
Capital surplus	-	29,418
Capital surplus reserve	-	29,418
Earned surplus	-	63,957
Earned surplus reserve	-	3,115
Voluntary retained earnings	-	56,915
Special depreciation reserve	-	49
Reserve for deduction entry of property replaced by purchase	-	2,105
Special account reserve for deduction entry of property replaced by purchase	-	59
General reserve	-	54,700
Unappropriated retained earnings	-	3,927
Unrealized valuation gain on other securities – net	-	3,994
Treasury stock	-	(2,487)
Total shareholders' equity	-	118,987
Total liabilities and shareholders' equity	-	189,865

Q.P. CORPORATION

Non-Consolidated Statements of Income

FOR THE FISCAL YEARS ENDED NOVEMBER 30, 2006 AND 2005

(Millions of yen)

	2006	2005
NET SALES	230,598	232,668
COST OF SALES	157,646	160,486
Gross profit	72,951	72,181
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	67,306	66,106
Operating income	5,645	6,074
NON-OPERATING INCOME:		
Interest income and dividend receivable	780	745
Other	252	359
NON-OPERATING EXPENSES:		
Interest expense	228	283
Other	283	444
Ordinary income	6,165	6,453
EXTRAORDINARY GAINS:		
Gain on sales of fixed assets	110	-
Reversal of allowance for doubtful accounts	57	82
Gain on sales of investment in securities	48	139
Other	37	0
EXTRAORDINARY LOSSES:		
Loss on disposal of fixed assets	493	363
Cost of allowance for doubtful	476	19
Write-down of investment in securities	53	6
Other	193	274
Net income before income taxes	5,203	6,011
Income taxes	1,612	930
Income taxes deferred	708	1,310
Net income	2,883	3,769
Retained earnings at beginning of the year	-	1,151
Interim dividends	-	994
Unappropriated retained earnings	-	3,927

O.P. CORPORATION

Proposal of Appropriated Retained Earnings

(Millions of yen)

	2005
UNAPPROPRIATED RETAINED EARNINGS	3,927
REVERSAL OF VOLUNTARY RETAINED EARNINGS:	
Special depreciation reserve	15
Reserve for deduction entry of property replaced by purchase	29
Special account reserve for deduction entry of property replaced by purchase	59
	105
Total	4,032
APPROPRIATED RETAINED EARNINGS:	
Cash dividends	994
Directors' and corporate auditors' bonuses	30
Reserve for voluntary retained earnings	
Special depreciation reserve	5
Reserve for deduction entry of property replaced by purchase	60
General reserve	1,800
	1,866
	2,891
UNAPPROPRIATED RETAINED EARNINGS OF CARRY FORWARD TO NEXT YEAR	1,141

(Note) Special depreciation reserve, reserve for deduction entry of property replaced by purchase, and special account reserve for deduction entry of property replaced by purchase are accounted for in conformity with Corporation Income Tax Law and the Special Taxation Measures Law.

Statement of Changes in Net Assets

(Millions of yen)

Current fiscal year ended November 30, 2006

	Owners' equity										
		Capital surplus			Earned surplus						
						Other earned surplus					
	Paid-in capital	Capital legal reserve	Other capital surplus	Total capital surplus	Earned legal reserve	Special depreciation reserve	Reserve for deduction entry of property replaced by purchase	Special account reserve for deduction entry of property replaced by purchase	General reserve	Earned surplus brought forward	Total earned surplus
Balance at November 30, 2005	24,104	29,418	—	29,418	3,115	49	2,105	59	54,700	3,927	63,957
Changes of items during the current fiscal year											
Dividends from surplus										(1,990)	(1,990)
Net income										2,883	2,883
Repurchase of treasury stock											
Disposal of treasury stock			14	14							
Transfer to reserve						13	69		1,800	(1,882)	—
Transfer from reserve						(29)	(66)	(59)		156	—
Directors' and corporate auditors' bonuses										(30)	(30)
Net changes of items other than owners' equity											
Total changes of items during the current fiscal year	—	—	14	14	—	(16)	2	(59)	1,800	(864)	862
Balance at November 30, 2006	24,104	29,418	14	29,432	3,115	33	2,108	—	56,500	3,063	64,820

	Owners' equity		Valuation and translation adjustments		Total net assets
	Treasury stock	Total owners' equity	Valuation difference on available-for-sale securities	Total valuation and translation adjustments	
Balance at November 30, 2005	(2,487)	114,993	3,994	3,994	118,987
Changes of items during the current fiscal year					
Dividends from surplus		(1,990)			(1,990)
Net income		2,883			2,883
Repurchase of treasury stock	(8)	(8)			(8)
Disposal of treasury stock	240	254			254
Transfer to reserve		—			—
Transfer from reserve		—			—
Directors' and corporate auditors' bonuses		(30)			(30)
Net changes of items other than owners' equity			229	229	229
Total changes of items during the current fiscal year	231	1,108	229	229	1,337
Balance at November 30, 2006	(2,255)	116,101	4,223	4,223	120,325

I. SIGNIFICANT ACCOUNTING POLICIES

Figures of amounts are described by discarding fractions less than one million yen.

a. Valuation basis and valuation methods for significant assets

Securities

1. Held-to-maturity bonds are stated at amortized cost. Discounts and premiums are amortized by the straight-line method.
2. Stocks of subsidiaries and affiliated companies are stated at moving average cost.
3. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences comprise net assets as valuation difference on available-for-sale securities. When sold, cost of sales is determined by the moving average method.

   Other securities with no fair value are stated at moving average cost.

Derivative financial instruments

Derivative financial instruments are stated at fair value.

Hedge accounting is adopted for derivative financial instruments which conform to requirements of hedge accounting.

Inventories

Products, purchased goods, raw materials, supplies, and work in progress are principally stated at monthly moving average cost.

b. Depreciation

Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method except for the following assets.

Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life and scrap value.

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life.

Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use.

Long-term prepaid expenses

Long-term prepaid expenses are amortized by the straight-line method.

c. Accounting standards for reserves

Allowance for doubtful accounts

Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits in consideration of the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

Reserve for sales rebates

Reserve for sales rebates is based on the proportion to sales on an accrual basis.

Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

Reserve for directors' and corporate auditors' bonuses

Reserve for directors' and corporate auditors' bonuses is provided for at the necessary amounts based on the estimated amounts payable at the end of current fiscal year.

(Change in accounting standard)

The Company adopted the Accounting Standard for Directors' Bonus (Accounting Standard Board of Japan Statement No.4 issued by Accounting Standard Board of Japan on November 29, 2005) from the current fiscal year. The standard is to be applied for the fiscal year ending on or after May 1, 2006, on which the Corporate Law takes effective.

As a result, selling, general and administrative expense increased by ¥ 30 million and operating income, ordinary income, and net income before income taxes decreased by the same amount, compared to those accounted for based on the prior standard, respectively.

Reserve for retirement benefits

Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis based on the estimated retirement benefit obligations and pension fund assets at end of the current fiscal year.

Prior service liabilities are amortized by the straight-line method over twelve years based on the average remaining employees' service years and their amortization starts in the respective accrual years.

Actuarial gains or losses are amortized by the straight-line method over twelve years based on the average remaining employees' service years and their amortizations start in the next year of the respective accrual years.

As the pension fund assets exceeded retirement benefit obligations in the current fiscal year, its excess amounts were accounted for as prepaid pension costs in investments and other assets.

Retirement benefits systems of the Company consist of a defined benefit corporate pension plan (Fund-type and Contract-type).

(Change in accounting standard)

The Company adopted the Partial Revision of Accounting Standard for Retirement Benefits (Accounting Standard Board of Japan Statement No.3 issued by Accounting Standard Board of Japan on March 16, 2005) and the Guidance on Partial Revision of Accounting Standard for Retirement Benefits (Accounting Standard Board of Japan Guidance No.7 issued by Accounting Standard Board of Japan on March 16, 2005) from the current fiscal year. The standard is to be applied for the fiscal year beginning on or after April 1, 2005.

As a result, operating income, ordinary income, and net income before income taxes increased by ¥339 million, compared to those accounted for based on the prior standard, respectively.

Reserve for directors' and corporate auditors' retirement pay

The Company provides a reserve for directors' and corporate auditors' retirement pay at 100% of estimated amounts payable at end of the current fiscal year according to the Company's bylaw.

d. Accounting for lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as that applied to ordinary operating leases.

e. Hedge accounting

1.Deferral hedge is adopted in the method of hedge accounting.

Designation transactions are applied to debts and credits in foreign currency which conform to the requirements of hedge accounting.

2.Hedge instruments are forward exchange contracts.

3.Hedge items are purchase transactions in foreign currencies.

4.The Company enters into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate and never makes use of them for the purpose of speculative transactions.

5. Assessment of the effectiveness of hedge accounting

Control procedures of hedge transactions are executed according to the Company's bylaw. The effectiveness of the hedge is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

f. Accounting for consumption tax

Consumption taxes are recorded in separate accounts.

CHANGES IN ACCOUNTING POLICY

(Accounting Standard for Impairment of Fixed Assets)

The Company adopted the Accounting Standard for Impairment of Fixed Assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets "issued by the Business Accounting Council on August 9, 2002) and the Guidance on Accounting for Impairment of Fixed Assets (Accounting Standard Board of Japan Guidance No.6 issued by Accounting Standard Board of Japan on October 31, 2003) from current fiscal year. The standard is to be applied for the fiscal year beginning on or after April 1, 2005.

As a result, net income before income taxes decreased by ¥ 112 million.

Accumulated loss on impairment is directly deducted from the related assets.

(Accounting Standard for Presentation of Net Assets in the Balance Sheet)

The Company adopted the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Statement No.5 issued by Accounting Standard Board of Japan on December 9, 2005) and the Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Guidance No.8 issued by Accounting Standard Board of Japan on December 9, 2005) from current fiscal year.

The equivalent amount of the total shareholders' equity regulated formerly is ¥ 120,325 million.

2. NOTES TO BALANCE SHEETS

	Millions of yen	
	November 30, 2006	November 30, 2005
(1) Accumulated depreciation of tangible fixed assets	99,342	95,899
(2) Contingent liabilities (guarantees)	3,480	3,290
(3) Treasury stock	–	2,487
(Including treasury stock for stock option granted)	–	(2,478,457 shares)

3. NOTES TO STATEMENTS OF INCOME

	Millions of yen	
	November 30, 2006	November 30, 2005
(1) Research and development costs included in selling, general and administrative expenses	2,537	2,271

(Note) Research and development costs are all included in general and administrative expenses.

(2) Loss on impairment of fixed assets

The Company recognized loss on impairment on the following group of assets in this fiscal year.

Location	Use	Item	Loss on impairment (Millions of yen)
Tochigi,etc	Idol properties (2 properties)	Land	112

The Company classified in principle fixed assets into groups by the type of respective operation and business place based on the management accounting units on which revenue and expenditure continuously are taken in.
In the current fiscal year, the book value of the idol properties was written down to the recoverable amount by ¥ 112 million, accounted for as an extraordinary loss, due to decline of their land prices.
Recoverable amount is measured by net sales amounts based on the estimated sales amounts.

4.NOTES TO STATEMENTS OF CHANGES IN NET ASSETS

Total numbers and periodic changes of treasury stock by class

Treasury stock by class	Common stock
Number of shares at the end of previous fiscal year	2,478,457 shares
Increase in number of shares	8,258 shares
Decrease in number of shares	234,000 shares
Number of shares at the end of current fiscal year	2,252,715 shares

(Notes)

1. Increase in number of common shares of treasury stock is due to acquisition of the odd stock.

2. Decrease in number of common shares of treasury stock is due to exercise of the former stock subscription rights in accordance with the Article 210-2 of the pre commercial code revision.

5. LEASE TRANSACTIONS

(1) Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees.

Year ended November 30, 2006

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Tools, furniture and fixtures	1,112	548	564
Auto and transportation equipment	634	346	288
Machinery and equipment	175	128	46
Computer software	107	55	52
Total	2,030	1,078	952

b. Future lease payments

Due within one year	¥ 502	million
Due over one year	¥ 463	million
Total	¥ 965	million

c. Lease payments, depreciation and estimated interest expense

Lease payment	¥ 534	million
Depreciation expense	¥ 515	million
Estimated interest expense	¥ 20	million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by a lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

(Note)

The item concerning loss on impairment of fixed assets is omitted because none of the loss is allocated to lease assets.

Year ended November 30, 2005

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Tools, furniture and fixtures	1,131	532	599
Auto and transportation equipment	739	337	401
Machinery and equipment	190	118	71
Computer software	90	53	37
Total	2,152	1,041	1,110

b. Future lease payments

Due within one year	¥ 538	million
Due over one year	¥ 586	million
Total	¥ 1,124	million

c. Lease payments, depreciation and estimated interest expense

Lease payment	¥ 663	million
Depreciation expense	¥ 640	million
Estimated interest expense	¥ 21	million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by a lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

6. SECURITIES

Securities

Stocks of subsidiaries and affiliated companies with fair value

(Millions of yen)

Description	November 30, 2006			November 30, 2005		
	Book value	Fair value	Unrealized gain(loss)	Book value	Fair value	Unrealized gain(loss)
Stocks of subsidiaries	3,472	8,946	5,474	3,472	9,921	6,448
Stocks of affiliated companies	290	1,888	1,598	290	1,871	1,580
Total	3,763	10,835	7,072	3,763	11,792	8,029

7. TAX-EFFECT ACCOUNTING

(Millions of yen)

	Current fiscal year (As of November 30, 2006)	Previous fiscal year (As of November 30, 2005)
The principal details of deferred tax assets and liabilities are as follows:		
Deferred tax assets		
Current assets		
Reserve for sales rebates	503	295
Accrued enterprise taxes	126	83
Other	691	243
Sub Total	1,321	621
Valuation reserve	(255)	—
Total	1,065	621
Fixed assets		
Trust to cover retirement benefit obligations	1,442	1,442
Reserve for directors' and corporate auditors' retirement pay	222	185
Other	350	512
Sub Total	2,015	2,140
Valuation reserve	(210)	(61)
Total	1,804	2,078
Total deferred tax assets	2,870	2,700
Deferred tax liabilities		
Long-term liabilities		
Prepaid pension costs	(3,598)	(2,696)
Reserve for deduction entry of property replaced by purchase	(1,447)	(1,466)
Special depreciation reserve	(22)	(27)
Valuation difference on available-for-sale securities	(2,898)	(2,741)
Total	(7,966)	(6,931)
Total deferred tax liabilities	(7,966)	(6,931)
Net deferred tax assets(liabilities)	(5,096)	(4,230)
2.The principal details of the material differences between the statutory effective tax rate and the actual burden tax rate after application of tax-effect accounting		
The statutory effective tax rate	40.7 %	40.7 %
(Adjustments)	7.7%	-
Valuation reserve	1.1%	1.5%
Permanent exclusion from expenses		
Tax free income	(3.1%)	(2.4%)
Capita levy on inhabitant tax	1.5%	1.3%
Prior taxes and other	(3.4%)	(3.9%)
Actual burden tax rate after application of tax effect accounting	44.5%	37.3%

8. SIGNIFICANT SUBSEQUENT EVENT

None

Q. P. CORPORATION

Supplementary Data for The Brief Note of The Account

for The Fiscal Year Ended November 30, 2006

(Notes)

Figures less than units indicated are rounded off, except for section 10, 14.

The estimate information in this data is reported based on available information and uncertain factors which may have an effect on the future operating results.

As a result, the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

1. Sales - Results (Consolidation)

(Billions of yen)

	FY2004	FY2005	FY2006	Increase (Decrease)	Percentage
Mayonnaise and dressings	111.6	115.2	117.4	2.2	101.9
Mayonnaise	56.6	57.0	55.6	(1.4)	97.5
Dressings	55.0	58.2	61.8	3.6	106.2
Fruit applications and cooked foods	50.7	50.3	50.2	(0.1)	99.8
Egg products	76.2	90.2	85.8	(4.4)	95.1
Egg material products	47.5	60.7	55.9	(4.8)	92.1
Processed egg products	18.0	18.7	19.0	0.3	101.6
Fine chemical	5.8	6.1	6.1	0.0	100.0
Other	4.9	4.7	4.8	0.1	102.1
Healthcare products	14.3	15.0	13.3	(1.7)	88.7
Baby foods	5.0	5.1	4.8	(0.3)	94.1
Health foods	6.2	5.9	6.0	0.1	101.7
Nursing care foods	0.5	0.6	0.7	0.1	116.7
Other	2.6	3.4	1.8	(1.6)	52.9
Vegetables and salads	88.0	97.2	99.9	2.7	102.8
Prepared food and salads	29.1	28.6	28.9	0.3	101.0
Cut vegetables	5.1	6.3	7.6	1.3	120.6
CVS vendors	25.7	34.6	35.6	1.0	102.9
Other	28.1	27.6	27.8	0.2	100.7
Distribution systems	83.0	87.2	89.5	2.3	102.6
Total	423.7	455.0	456.1	1.1	100.2

2. Sales - Estimates (Consolidation)

(Billions of yen)

New section	FY2006	FY2007 (estimate)	Increase (Decrease)	Percentage
Condiments and Processed food	172.2	174.0	1.8	101.0
Health Function Products	17.4	19.2	1.8	110.3
Egg products	82.5	83.8	1.3	101.6
Salads and prepared food	94.5	95.6	1.1	101.2
Distribution systems	89.5	92.4	2.9	103.2
Total	456.1	465.0	8.9	102.0

(Note)

1. We will reform the business segments from the fiscal year ending November 30, 2007.
In addition, the result of the fiscal year ended November 30, 2006, is reclassified in conformity with the new business segments.

2. Some subsidiaries are changed their section in which they belong.

Main changes of sections


Until FY2006
From FY2007
· Mayonnaise and dressing
· Fruit applications and cooked foods
Condiments and Processed Foods
Health Function Products
· Egg products
Egg material products
Processed egg products
Fine chemical
· Healthcare products
Egg products
·Vegetables and salads
Salads and prepared food
·Distribution systems
Distribution systems

3. Marginal Income *1 - Results (Consolidation)

(Billions of yen)

	FY2004	FY2005	FY2006	Percent
Core business *2	25.9	26.3	24.9	94.7
Egg products	10.6	9.4	11.4	121.3
Healthcare products	2.2	2.1	1.9	90.5
Vegetables and salads	4.2	4.5	5.4	120.0
Distribution systems	7.0	6.3	5.9	93.7
Total	49.9	48.6	49.5	101.9

(Notes)
*1.Marginal income is income after subtracting sales promotion expense, warehousing and carrying charge and other direct sales costs from gross profit on sales.
*2. Core business consists of Mayonnaise and dressings and Fruit applications and cooked foods.

1. Decrease in the income of core business is attributed to ¥14 billion of promotion cost for market revitalization and development of new product.
   Sales increase in not only Health-promoting Mayonnaise, Roasted Sesame Dressing and Tasty Dressing Series, but also Cobb's Salad dressing and Caesar's Salad dressing of which company proposed the menu for institutional use.

2. 'Egg products' has increased by ¥20 billion of the income due to stabilization of egg market price from half of the fiscal year ended November 30, 2005.

3. 'Vegetables and salads' has increased by ¥0.9 billion of the income because of rationalization in each prepared food company and ¥13 billion increase of the income of cut vegetables.

4. We responded to inflating in fuel prices by cost reduction in rationalization, but 'Distribution systems' has decreased by ¥0.4 billion of the income.

4. Operating income- Estimates (Consolidation)

(Billions of yen)

New section	FY2006	FY2007 (estimate)	Increase (Decrease)	Percentage
Condiments and Processed Foods	10.3	10.7	0.4	103.9
Health Function Products	0.8	1.3	0.5	162.5
Egg products	2.4	2.6	0.2	108.3
Salads and prepared food	1.2	1.4	0.2	116.7
Distribution systems	3.3	3.9	0.6	118.2
Elimination and/or addition	(3.8)	(4.1)	(0.3)	107.9
Total	14.2	15.8	1.6	111.3

(Notes)

1. We will reform the business segments from fiscal year ending November 30, 2007.
   In addition, the result of the fiscal year ended November 30, 2006, is reclassified in conformity with the new business segments.

2. Some subsidiaries are changed their section in which they belong.

5. Administrative Expenses - Results And Estimates (Consolidation)

(Billions of yen)

	FY2004	FY2005	FY2006(A)	FY2007 Estimate(B)	Increase (Decrease) (B-A)
Sale promotion expense	22.4	22.5	23.9	22.5	(1.4)
Advertising expense	9.0	9.5	8.9	8.8	(0.1)
Warehousing and carrying charge	24.5	26.4	26.6	26.9	0.3
Labor expense	19.4	19.7	19.2	19.7	0.5
R&D expense	2.8	2.9	3.2	3.3	0.1

6. Non-operating income and expenses, extraordinary gains and losses – Results And Estimate and Principal items of increase or decrease in comparison with the previous year (Consolidation)

(Billions of yen)

	FY2005	FY2006	Description of principal change		(Estimate) FY 2007
Non-operating income and expenses-Net	0	0.1	Increase in interest income and dividend receivable	+0.1	(0.6)
Extraordinary gains and losses-Net	(0.8)	(1.0)	Increase in loss on sales and disposal of fixed assets Increase in gain on sales of fixed assets	(0.4) +0.1	(0.7)

7. Changes in consolidated balance sheets

(Billions of yen)

	Nov.30, 2005	Nov.30, 2006	Increase (Decrease)	Description of principal change	
(Assets)					
Current assets	100.5	118.5	+18.0	Increase in cash and deposits Increase in receivables in trade	+9.0 +7.6
Fixed assets					
Tangible and intangible fixed assets	120.8	122.9	+2.1	Increase in purchase Decrease in depreciation	+15.3 (12.2)
Investment and other assets	44.0	48.4	+4.4	Increase in investments in securities Increase in prepaid pension costs	+1.7 +3.4
(Liabilities)					
	115.4	134.0	+18.6	Increase in payables in trade Increase in interest-bearing debt Increase in accrued income taxes	+8.4 +4.7 +2.1
(Net assets)					
	150.3	156.2	+5.9	Increase in minority interests Increase in earned surplus Increase in valuation difference on available-for-sale securities	+1.0 +4.0 +0.2

(Note)
The amount of net assets ¥ 1,503 million as of November 30, 2005 is a total of minority interests and shareholders' equity due to adoption of the Accounting Standard for Presentation of Net Assets in Balance Sheet.

8. Capital Investments And Depreciation Expense - Results And Estimates

(Consolidation)

(Billions of yen)

	FY2004	FY2005	FY2006 (A)	FY2007 Estimate(B)	Increase (Decrease) (B-A)
Capital Investments	13.8	12.2	15.3	12.4	(2.9)
Depreciation Expense	12.6	12.3	12.2	12.6	0.4

9. Business results of principal subsidiaries in 2006

(Millions of yen)

	Sales	Operating income	Net income	Total assets	Net assets	Percentage of voting rights *1
Q.P. Egg Co., Ltd *2	58,340	1,960	1,117	17,134	5,630	88.0
Deria Foods Co., Ltd *3	32,442	51	25	7,021	832	100.0
KRS Corporation *4	93,728	1,528	815	42,330	21,652	44.8

(Notes)

*1. Percentage of voting rights is calculated on direct and indirect holding.

*2. Q.P. Egg Co., Ltd which is engaged in manufacture and sale of egg materials plays a core part in the egg products business.

*3 Deria Foods Co., Ltd which is engaged in sale of prepared food and salads plays a core part in the vegetables and salads business.

*4. K.R.S Corporation plays a core part in the distribution systems business.

10.Principal management index

(Consolidation)

Term ended	November 30, 2002	November 30, 2003	November 30, 2004	November 30, 2005	November 30, 2006
Net sales (millions of yen)	434,480	437,032	423,727	455,007	456,067
Year-to-year percentage change (%)	9.5	0.6	(3.0)	7.4	0.2
Operating income (millions of yen)	18,586	18,255	15,662	12,830	14,159
Year-to-year percentage change (%)	9.0	(1.8)	(14.2)	(18.1)	10.4
Operating income to net sales (%)	4.3	4.2	3.7	2.8	3.1
Ordinary income (millions of yen)	18,262	17,532	15,507	12,829	14,262
Ordinary income to net sales (%)	4.2	4.0	3.7	2.8	3.1
Net income (millions of yen)	9,306	8,675	7,006	5,465	6,071
Net income ratio (%)	2.1	2.0	1.7	1.2	1.3
Net assets (millions of yen)	114,015	120,504	126,768	132,412	156,217
Total assets (millions of yen)	270,181	269,559	262,122	265,724	290,186
Equity ratio (%)	42.2	44.7	48.4	49.8	47.3
Net assets per share (yen)	744.11	786.15	827.17	865.32	896.69
Net income per share - primary (yen)	60.36	56.08	45.18	35.25	39.66
Net income per share - diluted (yen)	55.11	51.53	41.63	32.64	39.66
Return on equity (%)	8.4	7.4	5.7	4.2	4.5
Ordinary income to total assets (%)	6.9	6.5	5.8	4.9	5.1
Net cash provided by operating activities (millions of yen)	22,829	18,550	17,377	15,686	21,443
Net cash used in investing activities (millions of yen)	(25,388)	(13,419)	(12,806)	(11,625)	(16,589)
Net cash used in financing activities (millions of yen)	(6,897)	(2,116)	(8,109)	(7,415)	3,187
Free cash flow (millions of yen)	(2,559)	5,131	4,571	4,061	4,854
Free cash flow per share (yen)	(16.60)	33.50	29.85	26.55	31.71
Cash and cash equivalents at end of the year (millions of yen)	16,950	19,868	16,451	13,127	21,212
Interest-bearing debt (millions of yen)	50,242	49,910	42,787	38,042	43,248
Number of regular full-time employees 〔Average number of temporary mployees〕	8,550 〔8,136〕	8,109 〔7,913〕	8,529 〔8,483〕	8,548 〔8,351〕	8,805 〔8,474〕

(Notes)

1. Consumption taxes are not included in net sales.
2. The Company adopted the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Statement No.5 issued by Accounting Standard Board of Japan on December 9, 2005) and the Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Guidance No.8 issued by Accounting Standard Board of Japan on December 9, 2005) from the fiscal year ended November 2006 .

11. Sales Results (Q. P. Corporation)

(Billions of yen)

	FY2004	FY2005(A)	FY2006(B)	Increase (Decrease) (B-A)
Mayonnaise and dressings	98.5	102.1	102.4	0.3
Fruit applications and cooked foods	47.5	46.0	45.1	(0.9)
Egg products	43.7	45.5	45.9	0.4
Healthcare products	14.3	15.0	13.3	(1.7)
Vegetables and salads	22.5	20.6	20.6	0.0
Rental of facilities	3.6	3.5	3.4	(0.1)
Total	230.1	232.7	230.6	(2.1)

12. Mayonnaise and Dressings Sales Condition by Market Type (Q. P. Corporation)

		FY2004	FY2005	FY2006
Home-use	Volume (1000t)	125	128	123
	Amount (¥ bn)	63.8	66.4	65.8
Commercial-use	Volume (1000t)	89	89	92
	Amount (¥ bn)	30.5	31.4	32.1

13. Administrative Expenses - Results And Estimates (Q. P. Corporation)

(Billions of yen)

	FY2004	FY2005	FY2006(A)	FY2007 Estimate(B)	Increase (Decrease) (B-A)
Sale promotion expense	21.6	21.5	22.9	21.5	(1.4)
Advertising expense	8.6	9.1	8.5	8.4	(0.1)
Warehousing and carrying charge	11.9	12.1	12.1	11.8	(0.3)
Labor expense	11.2	11.6	11.3	11.6	0.3
R&D expense	2.2	2.3	2.5	2.7	0.2

14.Principal management index (Q.P.Corporation)

Term ended	November 30, 2002	November 30, 2003	November 30, 2004	November 30, 2005	November 30, 2006
Net sales (millions of yen)	271,208	268,958	230,110	232,668	230,598
Year-to-year percentage change (%)	4.1	(0.8)	(14.4)	1.1	(0.9)
Operating income (millions of yen)	10,457	10,617	7,273	6,074	5,645
Year-to-year percentage change (%)	(3.5)	1.5	(31.5)	(16.5)	(7.1)
Operating income to net sales (%)	3.9	4.0	3.1	2.6	2.4
Ordinary income (millions of yen)	10,582	11,248	7,663	6,453	6,165
Ordinary income to net sales (%)	3.9	4.2	3.3	2.8	2.7
Net income (millions of yen)	6,030	6,805	4,529	3,769	2,883
Net income ratio (%)	2.2	2.5	1.9	1.6	1.3
Capital stock (millions of yen)	24,104	24,104	24,104	24,104	24,104
Total number of outstanding shares (shares)	155,464,515	155,464,515	155,464,515	155,464,515	155,464,515
Net assets (millions of yen)	105,794	111,395	115,012	118,987	120,325
Total assets (millions of yen)	186,656	190,335	188,772	189,865	200,019
Equity ratio (%)	56.7	58.5	60.9	62.7	60.2
Net assets per shar (yen)	690.46	726.74	750.44	777.57	785.35
Year dividend per share, and interim dividend per share in parentheses (yen)	12.00 [6.0]	12.00 [6.0]	13.00 [6.0]	13.00 [6.5]	14.00 [6.5]
Net income per share - primary (yen)	39.11	44.08	29.27	24.44	18.83
Net income per share - diluted (yen)	35.97	40.64	27.21	22.83	18.83
Return on equity (%)	5.8	6.3	4.0	3.2	2.4
Ordinary income to total assets (%)	5.7	6.0	4.0	3.4	3.2
Price earnings ratio (times)	25.1	19.7	30.8	41.7	55.0
Dividend payout (%)	30.6	27.2	44.4	53.2	74.3
Dividend rate of total assets (%)	1.7	1.7	1.7	1.7	1.8
Number of regular full-time employees [Average number of temporary employees]	2,259 [802]	2,118 [921]	2,374 [1,110]	2,444 [1,035]	2,475 [1,018]
Stock price (yen)	980	869	902	1,018	1,035

(Notes)

1.Consumption taxes are not included in net sales.

2.The decrease in sales for the yearly ended November 2004 was principally attributable to the transfer of sales department of egg materials to a consolidated subsidiary Q.P. Egg Corporation. In addition,the increase in number of employees was principally attributable to the transfer from the consolidated company to the Company.

3.The per-share dividend for the term ended November 2004 includes ¥1 special commemorative dividend in celebration of the 85th anniversary of the Company's establishment.

4. The Company adopted the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Statement No.5 issued by Accounting Standard Board of Japan on December 9, 2005) and the Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Guidance No.8 issued by Accounting Standard Board of Japan on December 9, 2005) from the fiscal year ended November 2006 .

END